Christopher E. Palmer +1 202 346 4253 cpalmer@goodwinlaw.com	Goodwin Procter LLP 1900 N Street, NW Washington, DC 20036 goodwinlaw.com +1 202 346 4000

December 1, 2023

VIA EDGAR

Elizabeth Bentzinger

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	The Penn Insurance and Annuity Company
PIA Variable Life Account I
Initial Registration Statement on Form N-6
File Nos. 333-273736; 811-23646

Dear Ms. Bentzinger:

This letter responds to comments that you provided in a letter dated October 3, 2023, with respect to your review of an initial registration statement on Form N-6 (the “Registration Statement”) filed on behalf of The Penn Insurance and Annuity Company (the “Company”) and its separate account, PIA Variable Life Account I (the “Registrant”) for the Accumulation Variable Universal Life Insurance Policy (the “Policy”).

Set forth below are the comments of the SEC staff along with the responses thereto by the Company and the Registrant. Undefined capitalized terms used below have the same meaning as in the Registration Statement. The Company and the Registrant are filing today a pre-effective amendment to the Registration Statement (the “Amendment”) to reflect the responses to the comments.

General

1.

Comment: Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

Response: The Company confirms that the financial statements, all exhibits, and any additional missing information will be filed in a second pre-effective amendment to the registration statement after receiving any comments to the first pre-effective amendment filed today.

2.

Comment: Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policy.

PIA Variable Life Account I

Accumulation VUL Insurance Policy

December 1, 2023

Response: The Company confirms that there are no guarantees or support agreements with third parties to support any contract features or benefits and that it will be solely responsible for any benefits or features associated with the Contract.

3.

Comment: Where a comment is made regarding the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement, including the summary prospectus. Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.

Response: As applicable, the Company has made corresponding changes throughout the registration statement.

PROSPECTUS

Cover Page

4.

Comment: In the first paragraph of the cover page, please make clear in the fourth sentence that the life insurance and cash surrender value provided under the Policy also include amounts allocated to the fixed account.

Response: The Company has revised the disclosure as requested.

Definitions

5.	Comment: Please remove the Traditional Loan Account from the list of Fixed Account Options, as this suggests that the Traditional Loan Account is an investment option under the Policy.

Please also clarify or delete the statement that “Policy Value allocated to the Fixed Account Options in most respects is treated in the same manner as Policy Value allocated to the Variable Investment Options.” It is not clear what this means or why an investor would assume otherwise.

Finally, please use one term to refer to the Fixed Account’s investment options as the prospectus refers to both “Fixed Account Options” and “Fixed Account Investment Options.”

Response: The Company has revised the disclosure as requested and made corresponding revisions throughout the prospectus and summary prospectus.

6.

Comment: Please clarify in the definition of Fixed Dollar Cost Averaging Account that premium allocated to this account will be re-allocated to one or more of the Variable Investment Options and to one or more of the Indexed Fixed Accounts in the Fixed Account Options. Please also clarify that an investor may transfer Policy Value to the Fixed Dollar Cost Averaging Account for automatic monthly reallocation. Please make corresponding changes throughout the prospectus, including the Fixed Dollar Cost Averaging Account discussion on page 53 of the prospectus.

PIA Variable Life Account I

Accumulation VUL Insurance Policy

December 1, 2023

Response: The Company has revised the disclosure to clarify in the definition of Fixed Dollar Cost Averaging Account that premium allocated to this account will be re-allocated to one or more of the Variable Investment Options and to one or more of the Indexed Fixed Accounts in the Fixed Account Options as requested and made corresponding revisions throughout the prospectus and summary prospectus. The Company has not added language stating that the Policy owner may transfer Policy Value to the Fixed Dollar Cost Averaging Account because only premium payments may be allocated to the Fixed Dollar Cost Averaging Account.

7.

Comment: In the definition of Indexed Fixed Account, please clarify that this option earns index credits at the end of a one-year period (or 11-month period for Segments created on the Policy’s first monthly anniversary) based on the change in value of an index. Please make corresponding changes in the sixth paragraph on page B-1 and in the second paragraph on page B-3 of Appendix B of the prospectus.

Please also make clear in the definition that the guaranteed minimum interest rate is either 0% or 1%, depending on the chosen option. Please disclose that even with a guaranteed minimum interest rate, the Policy Value in the Indexed Fixed Account may decrease due to the Asset Charge, and an investor could lose money. Please make corresponding changes throughout the prospectus when disclosing that Policy Value in the Indexed Fixed Account is subject to a guaranteed minimum interest rate, and disclose this potential risk of loss in the Risks Associated with Investment Options on page 6, the Overview of the Accumulation Variable Universal Life Insurance Policy, and in the Summary of Principal Risks of Investing in the Policy sections of the prospectus.

Response: The Company has revised the disclosure and made corresponding revisions throughout the prospectus and summary prospectus to (i) clarify that the Indexed Fixed Account option earns index credits at the end of a one-year period (or 11-month period for Segments created on the Policy’s first monthly anniversary) based on the change in value of an index; (ii) make clear that the guaranteed minimum interest rate on all non-loaned Indexed Fixed Account segments is 0.00% while the guaranteed minimum interest rate of the Indexed Loan Account is 1.00%; and (iii) disclose that even with a guaranteed minimum interest rate, the Policy Value in the Indexed Fixed Account may decrease due to the Asset Charge, and an investor could lose money.

8.	Comment: Please include the Asset Charge in the list of charges deducted pursuant to the Monthly Deduction.

Response: The Company respectfully declines to revise the disclosure as requested because the Asset Charge is not the same as the other charges listed in the definition of Monthly Deduction. In particular, the definition of “Monthly Deduction” is related to the disclosure in the section of “What Are the Fees and Charges Under the Policy?” and the “Allocation of Monthly Deduction” which explains how monthly charges applicable to the Policy generally are allocated among investment options. That disclosure does not apply to the Asset Charge, which applies only to the Indexed Fixed Account.

PIA Variable Life Account I

Accumulation VUL Insurance Policy

December 1, 2023

9.	Comment: Please revise the Surrender Charge definition to state that the charge also applies upon a decrease in the Specified Amount within the first five Policy years.

Response: The Company has revised the disclosure as requested.

Important Information You Should Consider

10.

Comment: Please revise the first paragraph in the Charges for Early Withdrawals section of the Fees and Expenses table to disclose the maximum surrender charge as a percentage of Specified Amount rather than a dollar amount per $1,000 of Specified Amount. Instruction 2(a) to Item 2 of Form N-6.

Further, please also remove the parenthetical disclosure stating that a full surrender means an early withdrawal of the full Net Cash Surrender Value, as well as the statement that the Surrender Charge is shown in the Policy, as these disclosures are neither permitted nor required by Item 2. See General Instruction C.3.(b) of Form N-6.

Finally, please move the statement that the Surrender Charge applies upon a decrease in Specified Amount within the first five years following the purchase of the Policy to the Transactions section of the Fees and Expenses table.

Response: The Company has revised the disclosure as requested and made corresponding revisions to the summary prospectus.

11.

Comment: In the Transactions section of the Fees and Expenses table, please remove the disclosure stating that the Surrender Charge will be deducted if the Policy is surrendered within nine years of an increase in the Specified Amount. This has already been appropriately disclosed in the Charges for Early Withdrawals section of the Fees and Expenses table.

Response: The Company has revised the disclosure as requested and made corresponding revisions to the summary prospectus.

12.	Comment: In the Policy Lapse section of the Risks table, please clarify the reference to the No-Lapse Requirement, which does not appear to be defined or described in the prospectus.

Response: The Company has revised the disclosure as requested and made corresponding revisions to the summary prospectus.

PIA Variable Life Account I

Accumulation VUL Insurance Policy

December 1, 2023

13.

Comment: In the Restrictions—Investments table, please disclose that if a Policy loan is taken while any Policy Value is in the Indexed Fixed Accounts, a 12-month Lockout Period will begin, and during this period, an investor may not transfer Policy Value from the Traditional Fixed Account to the Indexed Fixed Accounts. Please provide appropriate cross-references. Please also disclose this in the Summary of Principal Risks of Investing in the Policy and in the What is a Policy Loan sections of the prospectus.

Please also revise the fifth bullet to more clearly state in accordance with plain English principles that an investor may only transfer amounts from an Indexed Fixed Account Option at the end of its term. Please provide appropriate cross-references. Please also disclose this in the Overview of the Accumulation Variable Universal Life Insurance Policy and the Summary of Principal Risks of Investing in the Policy sections of the prospectus.

Response: The Company has revised the disclosure as requested and made corresponding revisions throughout the prospectus and summary prospectus.

14.

Comment: If true, please disclose in the Restrictions—Optional Benefits discussion that a change in the Specified Amount, a change in the death benefit option, the addition, deletion, or change of any riders, and/or a change in the insured’s rate class may impact the Policy’s No-Lapse Feature and may require the payment of additional premiums to maintain the Feature’s guarantee. Please add corresponding disclosure to the Summary of Principal Risks of Investing in the Policy and to the discussion of the No-Lapse Feature in the prospectus.

Response: The Company has revised the disclosure as requested and made corresponding revisions throughout the prospectus and summary prospectus.

15.

Comment: In the Exchanges section of the Conflicts of Interest table, please lowercase both references to “Policy” in the second sentence to ensure investors are cautioned on the risks of exchanges prior to purchasing the Policy.

Response: The Company has revised the disclosure as requested and made corresponding revisions to the summary prospectus.

Overview of the Accumulation Variable Universal Life Insurance Policy

16.

Comment: In the Life Insurance Benefit discussion on pages 9-10, please clarify the percentage of the Policy Value in prong (b) of the Option 2 death benefit (e.g., a percentage equal to the minimum necessary for the Policy to qualify as life insurance under Internal Revenue Code Section 7702).

Response: The Company has revised the disclosure as requested.

PIA Variable Life Account I

Accumulation VUL Insurance Policy

December 1, 2023

17.

Comment: As noted elsewhere in the prospectus, the Holding Fixed Account is the default account for amounts allocated to the Indexed Fixed Accounts on dates other than a monthly Policy anniversary. However, the disclosure on page 10 states that Policy Value may be allocated to the Indexed Fixed Account via the Holding Fixed Account, the Traditional Fixed Account, and the Short-Term Fixed Account. Please delete this disclosure or explain how and why an investor might route Policy Value to the Indexed Fixed Accounts through the Traditional Fixed Account or the Short-Term Fixed Account rather than through the designated Holding Fixed Account. Please make corresponding changes to the definition of Fixed Account Options and to the third paragraph of Appendix B.

Please also explain the purpose of the Short-Term Fixed Account, particularly how and why an investor might choose it as a temporary holding place for the Variable Investment Options. In contrast to the Indexed Fixed Accounts, which necessitate a holding account, the Variable Investment Options are valued daily without any specified start or end dates. Moreover, the Fixed Dollar Cost Averaging Account is available for those investors who may want to invest periodically in the Variable Investment Options. Please also explain why the Short-Term Fixed Account is considered to have a shorter time period with a corresponding lower interest rate than the Traditional Fixed Account when both accounts credit interest over a twelve-month period. If true, please explain that the lower rate may be preferable for investors who do not wish to be subject to the Traditional Fixed Account’s transfer restrictions.

Response: The Company has revised the disclosure to clarify that the Policy allows a Policy Owner to allocate Policy Value to the Indexed Fixed Account (via the Holding Fixed Account), the Traditional Fixed Account, and the Short-Term Fixed Account and made corresponding revisions throughout the prospectus and summary prospectus. The Company has also revised the disclosure to better explain the purpose of the Short-Term Fixed Account. The use of the term “short-term” in the Account’s name is intended to refer to the fact that the Account is fully liquid and not the interest rate crediting period.

Table of Fees and Expenses

18.

Comment: Per Instruction 1(e) to Item 4 of Form N-6, please ensure that the “When Charge is Deducted” column is used to show when a charge is deducted. We note that the Expense Charge per $1,000 of Specified Amount, Additional Insured Term Insurance Rider (administrative charges), Early Surrender Value Rider, Cash Value Enhancement Rider, and Supplemental Term Insurance Rider (expense charge) state when the charge is deducted in either the Charge column or Amount Deducted column.

Response: The Company has revised the disclosure as requested and made corresponding revisions to the summary prospectus.

PIA Variable Life Account I

Accumulation VUL Insurance Policy

December 1, 2023

19.

Comment: For the Early Surrender Value Rider, Cash Value Enhancement Rider, and expense charge of the Supplemental Term Insurance Rider (and any other rider with charges that depend on investor characteristics), please disclose in a footnote to the table (i) that the charge varies based on individual characteristics; (ii) that the charge shown in the table may not be representative of the charge that a particular investor will pay; and (iii) how the investor may obtain more information about the particular charge that would apply to him or her. Instruction 3(b) to Item 4 of Form N-6.

Please also remove or clarify the footnote 4 reference in the Early Surrender Value Rider heading.

Response: The Company has revised the disclosure as requested and made corresponding revisions to the summary prospectus.

20.

Comment: The charge for the Children’s Term Insurance Rider does not appear to vary based on individual characteristics. Accordingly, please remove footnote 13 for this rider. Alternatively, please disclose the charges that may be paid by a representative investor, using appropriate sub-captions. Instruction 3(b) to Item 4 of Form N-6.

Response: The Company has revised the disclosure as requested and made corresponding revisions to the summary prospectus.

21.

Comment: Please disclose the charges that may be paid by a representative investor, using appropriate sub-captions, for the Disability Waiver of Monthly Deductions Rider. Instruction 3(b) to Item 4 of Form N-6.

Response: The Company has revised the disclosure as requested and made corresponding revisions to the summary prospectus.

22.

Comment: Please clarify that the Surrender Charge for the Supplemental Term Insurance Rider is deducted when the Policy is surrendered within the first nine Policy years or within the first nine years following an increase in the term insurance benefit or upon a decrease in the term insurance benefit in the first five Policy years.

Please also disclose in the “Amount Deducted” column the maximum guaranteed Surrender Charge for the Supplemental Term Insurance Rider and the basis on which the charge is imposed. Instruction 1(f) to Item 4 of Form N-6.

Response: The Company has revised the disclosure as requested and made corresponding revisions to the summary prospectus.

23.

Comment: Please delete footnote 8 to the fee table as it is redundant with the disclosure in the table. Please also delete footnote 15 and move the additional maximum guaranteed charges described therein to the fee table.

PIA Variable Life Account I

Accumulation VUL Insurance Policy

December 1, 2023

Response: The Company has revised the disclosure as requested and made corresponding revisions to the summary prospectus.

What Payments Must I Make Under the Policy? Grace Period; Lapse and Reinstatement

24.

Comment: Please describe the payment required to keep the Policy in force (e.g., payment of a premium sufficient to pay the monthly deduction for the Grace Period plus two additional months). Please also clarify whether the failure to pay “Policy charges” is meant to refer to the monthly deduction for the following policy month or to any charge that may be due under the Policy.

Response: The Company has revised the disclosure as requested and made corresponding revisions to the summary prospectus.

What Are the Fees and Charges Under the Policy?

25.	Comment: Please disclose that the Mortality and Expense Risk Asset Charge is a percentage of the Policy Value in the Separate Account. Item 7 of Form N-6.

Response: The Company has revised the disclosure as requested.

26.

Comment: Please confirm supplementally that the Surrender Charge is not deducted from the Short-Term Fixed Account as suggested on page 38. Please explain what the Surrender Charge is based on when associated with a decrease in Specified Amount (e.g., the decreased amount and the attained age of the insured at the time of the decrease). Please also explain that the Surrender Charge is determined separately for each Policy after taking into account the individual underwriting characteristics of the insured such as sex, age and risk classification.

Response: The Company notes that the Surrender Charge is deducted from the Short-Term Fixed account. The Company has revised the disclosure as requested.

27.

Comment: Please move the description of the Asset Charge and the charge for Indexed Loans from Appendix B to the fees and charges section of the prospectus. Item 7 of Form N-6. Please make clear in the Allocation of Monthly Deduction paragraph on page 38 whether the Asset Charge is only deducted from the Policy Value in the High Cap and Uncapped S&P 500 Indexed Fixed Accounts, or whether the owner may choose how to allocate the deduction of this charge from the investment options in which the owner invests.

Response: The Company has moved the description of the Asset Charge and the charge for Indexed Loans from Appendix B to the fees and charges section of the Prospectus. The Company respectfully declines to revise the disclosure in the Allocation of Monthly Deduction paragraph as requested because, as noted above in response to Comment 8, the Asset Charge is not the same as the other charges comprising the Monthly Deduction.

PIA Variable Life Account I

Accumulation VUL Insurance Policy

December 1, 2023

What Are the Supplemental Riders and Benefits That Are Available?

28.

Comment: Please include in the benefits table information on the No-Lapse Feature, the Traditional Loan option, and the Indexed Loan option. Please include a discussion of the No-Lapse Feature in the riders and benefits discussion that follows the table, merge the What is a Policy Loan discussion with the riders and benefit discussion, and move the disclosure in Appendix B regarding the Indexed Loan Account and Traditional Loan Account to the riders and benefits discussion.

Response: The Company has revised the disclosure as requested.

29.

Comment: Please define “total disability” under the Disability Waiver of Monthly Deduction Rider and the Disability Completion Benefit Rider (AKA Disability Waiver of Stipulated Premium Rider) and state any exclusions from this definition under each rider.

Response: The Company has revised the disclosure as requested.

30.

Comment: When describing interest charges under the Accelerated Death Benefit Rider in the fee table and the riders and benefits discussion, please avoid the use of “interest adjustment” terminology. An interest adjustment typically may be positive or negative and reflects a change in interest rates from the start of a period to the end of that period, whereas the cost of the accelerated death benefit payment is an interest charge based on current interest rates.

Response: The Company has revised the disclosure as requested and made corresponding revisions throughout the prospectus and summary prospectus.

31.	Comment: The table states that a payment under the Chronic Illness Accelerated Benefit Rider may have adverse tax consequences. Please disclose in the prospectus such adverse tax consequences.

Please also clarify the meaning of the reference to a “mortality factor” in the penultimate paragraph preceding the example in the Chronic Illness Accelerated Benefit Rider discussion. If the Policy’s death benefit will be reduced by an accelerated payment under the rider and by a mortality factor, or by some other rate such as an interest charge, then this should be disclosed in the table and in the rider discussion. Please also disclose the basis upon which any such rate is determined.

Response: The Company has removed the reference to “adverse tax consequences” and clarified that a payment under the Chronic Illness Accelerated Benefit Rider may be treated as a distribution of taxable income. The Company has revised the disclosure relating to the reduction to the death benefit to provide more specificity.

32.	Comment: Please disclose the minimum guaranteed interest rate in the Fixed Dollar Cost Averaging Account discussion.

PIA Variable Life Account I

Accumulation VUL Insurance Policy

December 1, 2023

Response: The Company has revised the disclosure as requested.

33.

Comment: There appears to be only one dollar cost averaging account under the Policy. Please remove references to more than one such account or program in the Asset Rebalancing discussion. Please make corresponding changes to the Fixed Dollar Cost Averaging Account section of Appendix B.

Response: The Company has revised the disclosure in the in the Asset Rebalancing discussion as requested. The Fixed Dollar Cost Averaging Account section of Appendix B refers only to one dollar cost averaging account under the Policy, and therefore no changes to that section are required.

How Can I Withdraw Money From the Policy?

34.	Comment: Please confirm supplementally that partial withdrawals will not be deducted from the Short-Term Fixed Account or Fixed Dollar Cost Averaging Account as suggested on page 56.

Response: The Company notes that partial withdrawals can be deducted from the Short-Term Fixed Account or Fixed Dollar Cost Averaging Account.

35.

Comment: Please disclose that the Company will not credit any index credits if amounts are withdrawn from an Indexed Fixed Account Option prior to the end of its term due to a loan, partial withdrawal, or a full surrender, other than the 1% minimum interest rate for the Classic 1% Floor S&P 500 Indexed Account. Please provide corresponding disclosure in the Investments Restrictions table on page 7 and in the Overview of the Accumulation Variable Universal Life Insurance Policy and the Summary of Principal Risks of Investing in the Policy sections of the prospectus.

Response: The Company has revised the disclosure to clarify that withdrawals and loans from an Indexed Fixed Account Option prior to the end of its term will be credited the guaranteed segment minimum interest rate for the part of the year the amount is in the account before it is withdrawn and has provided corresponding disclosure as requested.

Can I Choose Different Payout Options Under the Policy?

36.

Comment: Please briefly describe each payment option and state, where applicable, that no payments will be made if the beneficiary dies before the date of first payment. Instruction (v) to Item 10(a) of Form N-6.

Response: The Company has revised the disclosure as requested.

PIA Variable Life Account I

Accumulation VUL Insurance Policy

December 1, 2023

Appendix B

37.	Comment: Please remove the last two sentences in the first paragraph. The prospectus should describe all material features of the Policy.

Response: The Company has revised the disclosure as requested.

38.	Comment: Please state in the first paragraph that amounts paid from the General Account are subject to the Company’s claims-paying ability and financial strength.

Response: The Company has revised the disclosure as requested.

39.

Comment: For each Fixed Account Option, please disclose how an investor may obtain the current crediting rate. Please also describe how Policy Value in each Fixed Account Option is calculated, including how and when interest is calculated and credited and the impact of additional premium payments, transfers in and out, Policy charge deductions, partial withdrawals, and Policy loans and repayments on the Policy Value in the Fixed Account Option.

Response: The Company has revised the disclosure as requested.

40.	Comment: Please confirm that transfers may not be permitted from the Short-Term Fixed Account or from the Traditional Fixed Account to the Fixed Dollar Cost Averaging Account as suggested on page B-1.

Response: The Company confirms that transfers are not be permitted from the Short-Term Fixed Account or from the Traditional Fixed Account to the Fixed Dollar Cost Averaging Account and notes that it has added clarifying disclosure.

41.	Comment: Please disclose how frequently interest will be credited to Policy Value in the Fixed Dollar Cost Averaging Account. Please also disclose the length of the dollar cost averaging period.

Response: The Company has revised the disclosure as requested.

42.

Comment: The High Cap S&P 500 Indexed Account provides a minimum guaranteed cap of 5%. Please explain supplementally how the term “High Cap” in the name is not misleading. Alternatively, please rename this account.

Response: The Company does not believe that the term “High Cap” in the name of the Account is misleading because the name is simple, transparent, and informative. Two of the three Indexed Fixed Accounts are subject to a cap on the interest they can earn. Of the two Accounts, the one that is subject to a cap that is of greater value than the other Account’s cap is labeled the “High Cap” Account. Moreover, the term “High Cap” in the name of the Account clearly communicates

PIA Variable Life Account I

Accumulation VUL Insurance Policy

December 1, 2023

information about the Account to Policy Owners without the need for an overly complex name that requires repetitive disclosure about the cap that may detract from the clarity and usefulness of the information. For those reasons, the Company respectfully declines to rename the Account.

43.

Comment: The Uncapped S&P 500 Indexed Account limits index gains through the use of a participation rate that may be as low as 50%. Please rename this account as the name suggests that index gains are unlimited.

Response: The Company respectfully declines to rename the Uncapped S&P 500 Indexed Account because the participation rate does not establish a cap on the extent of index gains and so, index gains are unlimited. The Company has added additional cautionary disclosure about the use of a participation rate and how such participation rate lessens the extent of index gains. The Company notes that this naming convention is a standard industry practice that is familiar to financial professions involved in selling the Policy to investors.

44.

Comment: In the third paragraph on page B-3, please revise the third sentence stating that there is no limit on the amount of interest credited to the Uncapped S&P 500 Indexed Account, as the amount will be limited by a participation rate. In the following sentence, please remove the reference to enhancing the index performance unless the Company intends to provide a participation rate greater than 100% on the Uncapped S&P 500 Indexed Account.

Response: The Company has removed the reference to enhancing the index performance.

45.

Comment: If the participation rate for the Classic 1% Floor S&P 500 Indexed Account and the High Cap S&P 500 Indexed Account will always be 100%, then please replace “100%” with “N/A” in the table on page B-4 to avoid investor confusion.

Response: The Company respectfully declines to revise this disclosure, as it believes that replacing “100%” with “N/A” could imply that the participation percentage could drop below 100%.

46.

Comment: Please disclose whether the Company will provide advance written notice to investors of current caps and participation rates, particularly before maturing segment value is rolled into a new Indexed Fixed Account.

Response: The Company has revised the disclosure to state that it does not anticipate providing advance written notice to investors of current caps and participation rates.

47.

Comment: Please more clearly explain in the fifth paragraph on page B-4 that the growth in the index is calculated by comparing the change in the index value on the start date and on the end date. Please also make clear which S&P 500 Index is referenced in the index calculation (i.e., the Price Return Index), and disclose that the index return does not reflect dividends paid on the assets comprising the Index, which will reduce the index return.

PIA Variable Life Account I

Accumulation VUL Insurance Policy

December 1, 2023

Response: The Company has revised the disclosure as requested.

48.

Comment: Please confirm supplementally that the rates and assumptions reflected in the examples on pages B-5 and B-6 are reasonable in light of current and anticipated market conditions and based on caps and participation rates that the Company anticipates offering at the time the Policy is first issued.

Response: The Company confirms that the rates and assumptions reflected in the examples on the pages previously marked B-5 and B-6 are reasonable in light of current and anticipated market conditions and based on caps and participation rates that the Company anticipates offering at the time the Policy is first issued.

49.

Comment: The first set of examples on page B-5 reflect a 5-year ending segment return for each Indexed Fixed Account Option of 33.3%, 26.9%, and 24.6%, respectively. To avoid potential investor confusion and possibly misleading presentations, please instead provide a 1-year example for each Indexed Fixed Account that assumes a positive index return above the assumed cap, or participation rate, as applicable, and a 1-year example that assumes a negative index return. Please reflect a hypothetical monthly deduction in the examples. Please make clear that the examples are hypothetical and intended to illustrate how index credits are calculated and not intended to predict future performance. Please state that the examples do not reflect rider charges and assume no withdrawals.

Response: The Company has revised the disclosure as requested.

50.

Comment: Please more clearly disclose in the paragraph preceding the second set of examples and in accordance with plain English principles that the Company will not credit any index credits if amounts are withdrawn from an Indexed Fixed Account due to a loan, partial withdrawal, or a full surrender, other than the 1% minimum interest rate for the Classic 1% Floor S&P 500 Indexed Account.

Response: The Company respectfully declines to revise the disclosure as requested because index credits are applied to the average of the monthly segment values for the full segment and therefore partial withdrawals and loans will receive a proportional amount of index credits for the time the amount is in the account before it is withdrawn. The Company has revised the disclosure to clarify this as well as to note that index credits are not paid if the Policy is surrendered before the end of a segment.

51.

Comment: Please provide additional clarification with regard to the second set of examples on page B-5, including whether these examples assume investment in the Classic 1% Floor S&P 500 Indexed Account (and if so, please provide a second set of examples assuming a 0% guaranteed minimum interest rate), the assumed cap rate and how that is reflected in the table, why a column states an amount of monthly interest credited when interest is not credited until segment maturity, why the $500 withdrawal does not reflect index credits despite disclosure

PIA Variable Life Account I

Accumulation VUL Insurance Policy

December 1, 2023

preceding the example that states that partial withdrawals will receive a proportional amount of index credits, why the example assumptions state both a total interest credit of $96.45 and a total interest credit of $968.51 and why the numbers in the table do not appear to show the latter, and why the total interest credit of $968.51 reflects a 1% reduction in the index return.

Response: The Company has reviewed the disclosure and has updated the information and amounts presented and to address the discrepancies identified by the Staff.

52.

Comment: Please explain the statement on page B-6 that if the S&P 500 Index substantially changes the manner in which it is calculated, the Company may adjust its own index crediting formula, particularly since the Company merely uses the index return percentage in its crediting methodology, and the manner in which the index return is calculated has no impact on this methodology.

Response: The Company respectfully disagrees that the manner in which the index return is calculated has no impact on its index crediting formula. If the S&P 500 Index were to undergo a substantial change in the manner in which it is calculated, it could lead to an overestimation or underestimation of changes in the Company’s index crediting formula, rendering the caps ineffective or resulting in exorbitant index gains. Substantial changes in the manner in which the S&P 500 Index is calculated could also significantly alter the Policy’s underlying assumptions.

53.	Comment: As noted above, please move the disclosure on the Indexed Loan Account and the Traditional Loan Account from Appendix B to the What is a Policy Loan? section of the prospectus.

Response: The Company has added the disclosure on the Indexed Loan Account and the Traditional Loan Account to the “What Are the Supplemental Riders and Benefits That Are Available?” section of the prospectus. The Company respectfully declines to also remove this disclosure from Appendix B, as it believes that its presence in Appendix B benefits investors.

54.	Comment: When describing the Indexed Loan Account, please:

a.    make clear which S&P 500 Index is referenced in the index interest calculation (i.e., the Price Return Index);

b.    explain how interest is calculated rather than refer to the Indexed Fixed Account calculation;

c.    reconcile how loan interest is charged at the end of a Policy year with how loan interest is credited at the end of a segment’s maturity, which may be two different dates;

PIA Variable Life Account I

Accumulation VUL Insurance Policy

December 1, 2023

d.    explain how index interest is credited if a loan repayment is made prior to segment maturity; the prospectus states that if the Policy is not in a Lockout Period, the repayment will not affect the index credit calculation, but given that the segment value will fluctuate due to this repayment, more explanation is needed with regard to how index credits will be calculated when a portion of the segment value changes mid-term;

e.    further explain, with regard to the disclosure stating that the minimum rate is guaranteed “if held for the full segment duration,” what exactly must be held for the full duration and what the minimum rate is if this amount is not held for the entire duration; and

f.    clarify in the last sentence of the second paragraph that the Policy will enter a Lockout Period when either an Indexed Loan or a Tradition Loan is taken and Policy Value is in the Indexed Fixed Accounts, as stated elsewhere in the prospectus.

Response: The Company has revised the disclosure as requested.

PART C

55.

Comment: Please note the signature requirements of Section 6(a) of the Securities Act of 1933 (the “Securities Act”), which requires that the registration statement also be signed by the Company’s principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in Section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

Response: David Raszeja serves as the Company’s comptroller, which is noted on the signature page of the Amendment.

SUMMARY PROSPECTUS

General

56.	Comment: Please apply all comments herein to the summary prospectus, as applicable.

Response: The Company has applied all comments herein to the summary prospectus as applicable.

Definitions

57.	Comment: Please clarify in the Fixed Account Options definition that Appendix B is an appendix to the statutory prospectus.

Response: The Company has revised the disclosure as requested.

PIA Variable Life Account I

Accumulation VUL Insurance Policy

December 1, 2023

Standard Death Benefit

58.

Comment: Please briefly describe each payment option and state, where applicable, that no payment will be made if the beneficiary dies before the date of first payment. Please also disclose the form of benefit that will be provided if a particular option has not been elected and how an investor may increase or decrease the Specified Amount and change the death benefit option. See Rule 498A(b)(5)(iii); Instructions to Item 10(a) of Form N-6.

Response: The Company has revised the disclosure as requested and made corresponding revisions throughout the prospectus.

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Please call me at 202.346.4253 or Will Lane at 202.346.4304 if you have any comments or questions.

Sincerely,

/s/ Christopher E. Palmer

Christopher E. Palmer

cc:	Lynn Stone, The Penn Insurance and Annuity Company
William P. Lane, Goodwin Procter LLP